SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-2-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)(1)

                                 NetManage, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    641144308
                                 (CUSIP Number)

                                   Daniel Zeff
                          c/o Zeff Holding Company, LLC
                        50 California Street, Suite 1500
                             San Francisco, CA 94111
                                 (415) 439-5274
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         CUSIP No.  641144308                             13D                                                  Page 2


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel Zeff
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 903,788
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               903,788
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

          903,788
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.57%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ------------------------------------------------------------------------------------------------------------
--------------------------

(1)  Includes  395,492 shares of Common Stock owned by Zeff Capital  Partners I,
     L.P. Because Zeff Holding Company, LLC has sole voting and investment power over Zeff Capital Partner I, L.P.'s security holdings and Mr. Zeff, in his role as the sole manager and member of Zeff Holding Company, LLC, controls its voting and investment decisions, each of Zeff Capital Partners I, L.P., Zeff Holding Company, LLC, and Mr. Zeff may be deemed to have beneficial ownership of the shares owned of record by Zeff Capital Partners I, L.P.
     Also includes  508,296 shares of Common Stock owned by Spectrum Galaxy Fund
     Ltd. Because Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class shares of Spectrum Galaxy Fund Ltd.
     and Mr. Zeff, in his role as investment manager, controls its voting and investment decisions, Mr. Zeff may be deemed to have beneficial ownership of the shares owned of record by Spectrum Galaxy Fund Ltd.

(2) Based on 9,442,367 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at August 9, 2006, as reported in the Issuer's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.





         CUSIP No.  641144308                             13D                                                  Page 3


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Holding Company, LLC
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ------------------------------------------------------------------------------------------------------------

----------------------


(3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I,
     L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

(4) The amount in row (11) excludes 508,296 shares of Common Stock owned of record by Spectrum Galaxy Fund Ltd. Each of Zeff Holding Company, LLC and
     Zeff Capital Partners I, L.P. expressly disclaims beneficial ownership of all shares held by Spectrum Galaxy Fund Ltd.



         CUSIP No.  641144308                             13D                                                  Page 4

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Capital Partners I, L.P.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ------------------------------------------------------------------------------------------------------------





         CUSIP No.  641144308                             13D                                                  Page 5

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Spectrum Galaxy Fund Ltd.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 508,296
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               508,296
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          508,296
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(5)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ------------------------------------------------------------------------------------------------------------
-------------------

(5) The amount in row (11) excludes 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P. Spectrum Galaxy Fund Ltd. expressly disclaims beneficial ownership of all shares held through Zeff Capital
     Partners I, L.P.


CUSIP No.  641144308                     13D                           Page 6


Item 1.       Security and Issuer

                  Common Stock of NetManage, Inc. ("Common Stock") 20883 Stevens Creek Boulevard
                  Cupertino, CA 95014

Item 2.       Identity and Background
(a) Mr. Daniel Zeff (individual residing in California) Zeff Holding Company, LLC (Delaware limited liability company) Zeff Capital Partners I, L.P. (Delaware limited partnership) Spectrum Galaxy Fund Ltd. (a company incorporated in the British Virgin Islands)

         (b)      50 California Street
                  Suite 1500
                  San Francisco, CA 94111

         (c) Mr. Zeff manages and owns all of the outstanding membership interests of Zeff Holding Company, LLC ("Holding"). Holding is the general partner of Zeff Capital Partners I, L.P. ("Capital"). Mr. Zeff also provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum Galaxy Fund Ltd. ("Spectrum"). Mr. Zeff, Holding, Capital and Spectrum are located at the address specified in (b) above.

         (d) N/A

         (e) N/A

         (f)      United States


Item 3.       Source or Amount of Funds or Other Consideration

                  Capital's purchases were made with Capital partnership funds. Spectrum's purchases were made with Spectrum company funds.

Item 4.       Purpose of the Transaction

                  The Reporting Persons collectively are the beneficial owners of 903,788 shares of Common Stock. The Reporting Persons acquired Issuer's securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

                  The Reporting Persons originally filed a Schedule 13G as passive investors. Since such time, the Reporting Persons came to the view that an acquisition of the Issuer would be the best alternative to realize its investment in the Issuer.

                  On August 31, 2006, Capital and Riley Investment Management LLC ("RIM") sent a letter to the board of directors of the Issuer proposing, on behalf of their affiliated investment funds, to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons, RIM or their affiliates. The proposal was non-binding and subject to conditions enumerated in the letter, including completion of satisfactory due diligence, completion of their financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching mutually satisfactory agreement with certain managers with respect to their involvement with the Issuer following the transaction. The foregoing description of the letter is qualified in its

CUSIP No.  641144308                     13D                           Page 7

                  entirety by reference to the letter attached as Exhibit A.

                  If the proposal is favorably received, the Reporting Persons expect to form an entity to negotiate and accomplish an acquisition of the Issuer, which if successful would lead, among other things, to a change in control of the Issuer, a change in management of the Issuer and a termination of the Issuer's status as a publicly reporting company under the Securities Exchange Act of 1934.

                  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, seeking representation on the Board of Directors of the Issuer, seeking to influence the performance of the Issuer and the activities of its Board of Directors, making other proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.

                  The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their shares of Common Stock as they deem appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.       Interest in Securities of the Issuer

               (a) Capital owns 395,492 shares of Common Stock. Because Holding has sole voting and investment power over Capital's security holdings and Mr. Zeff, in his role as the sole manager and member of Holding, controls its voting and investment decisions, each of Capital, Holding, and Mr. Zeff may be deemed to have beneficial ownership of the 395,492 shares owned of record by Capital. Also includes 508,296 shares of Common Stock owned by Spectrum. Spectrum owns 508,296 shares of Common Stock. Because Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class shares of Spectrum and Mr. Zeff, in his role as investment manager, controls its voting and investment decisions, Mr. Zeff may be deemed to have beneficial ownership of the 508,296 shares owned of record by Spectrum. Each of Holding and Capital disclaims beneficial ownership of all shares of Common Stock held by Spectrum. Spectrum disclaims beneficial ownership of all shares of Common Stock held through Capital. Each of the Reporting Persons disclaim beneficial ownership of shares of Common Stock held by RIM and its affiliates.

                    All ownership percentages are based on 9,442,367 shares of Common Stock outstanding at August 9, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

               (b) Mr. Zeff has sole power to vote and dispose or direct the disposition of all shares held of record by Capital and Spectrum.

               (c) No transactions effected in Common Stock have taken place in the past sixty days.

               (d) Each of Capital and Zeff Capital Offshore Fund have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by them.

CUSIP No.  641144308                     13D                           Page 8

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer.


Item 7.       Material to be filed as Exhibits

         Exhibit A        Letter sent to the Issuer requesting a special meeting
                          of stockholders

         Exhibit B        Press release issued August 15, 2006

CUSIP No.  641144308                     13D                           Page 9


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2006

                      Zeff Capital Partners I, L.P.
                          By: Zeff Holding Company, LLC, its General Partner

                      By: /s/ Daniel Zeff
                          ----------------------------------------------------
                          Daniel Zeff, Manager


                      Zeff Holding Company, LLC

                      By: /s/ Daniel Zeff
                          ----------------------------------------------------
                          Daniel Zeff, Manager


                      Spectrum Galaxy Fund Ltd.

                      By: /s/ Dion R. Friedland
                          ----------------------------------------------------
                          Dion R. Friedland, Director


                      By: /s/ Daniel Zeff
                          ----------------------------------------------------
                          Daniel Zeff

                                    EXHIBIT A


    Riley Investment Management, LLC              Zeff Capital Partners, L.P
 11100 Santa Monica Boulevard, Suite 810       50 California Street, Suite 1500
      Los Angeles, California 90025                San Francisco, CA 94111


                                 August 31, 2006


NetManage, Inc.
Board of Directors
20883 Stevens Creek Boulevard
Cupertino, CA  95014


Dear Sirs:

Riley Investment Management, LLC and Zeff Capital Partners L.P, on behalf of affiliated investment funds, are pleased to inform you of our interest in seeking to acquire all of the outstanding shares of common stock of NetManage, Inc. not already owned by us or our affiliates, for $ 5.25 per share in cash. This proposal represents a premium of approximately 17% over the closing price on August 30, 2006 and a premium of about 15% over the average closing price of the common stock for the 30 trading days preceding this proposal.

We believe this offer presents an excellent opportunity for the Company's shareholders to realize a premium for their shares at a fair price. We are prepared to work with you to negotiate and execute a definitive agreement on customary terms.

We are available to meet with the Board of Directors to discuss this proposal at your earliest convenience, and have engaged Paul Hastings as our legal counsel to facilitate an expedited closing. We request that while you are considering our proposal you permit our advisors to conduct customary "due diligence". We are prepared to execute an appropriate confidentiality document for this purpose. We acknowledge that any information you provide to us may need to be provided to third parties, subject to similar confidentiality terms. Although we will not complete definitive financing arrangements until we receive a favorable response from you, we are confident that we can provide the funds needed to complete the proposed transaction. Our proposal is conditioned upon, among other things, completion of satisfactory due diligence, completion of our financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with a sufficient number of managers to continue their involvement with the Company following the transaction on mutually satisfactory terms. We wish to reassure these managers of our commitment to the business, and we request your permission to discuss their participation with them.

This letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such definitive agreements executed by the parties.

While we appreciate the Board's need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration of this proposal is requested. Accordingly, we presently intend to withdraw this proposal if a definitive merger agreement has not been executed by September 30, 2006.

We hope you will concur with us that the best alternative for NetManage is to accept our proposal and become a private company. However, in the event that we do not reach agreement, we reserve the right to pursue all other options necessary to protect our investment. Without limitation, we may, as the two largest outside shareholders of NetManage, elect to seek representation on the Company's board of directors.




            -------------------------------------------------------
             Bryant R. Riley, as Managing Partner, Riley
             Investment Management, LLC




            -------------------------------------------------------
              Daniel Zeff, as Managing Partner,
              Zeff Capital Partners, L.P

                                    EXHIBIT B

NEWS RELEASE

For More Information:


Bryant Riley
Managing Member
Riley Investment Management LLC
11100 Santa Monica Blvd., Suite 810
Los Angeles, CA 90025
310-966-1445

Daniel Zeff
Managing Partner
Zeff Capital Partners, L.P.
50 California Street, Suite 1500
San Francisco CA 94111
415-439-5273


FOR IMMEDIATE RELEASE:
-----------------------------------------------

RILEY INVESTMENT MANAGEMENT AND ZEFF CAPITAL PARTNERS PROPOSE TO ACQUIRE OUTSTANDING SHARES OF NETMANAGE, INC. FOR $5.25 PER SHARE IN CASH

Los Angeles, Calif.; San Francisco, Calif. - August 31, 2006 - Riley Investment Management LLC and Zeff Capital Partners, L.P. announced a proposal to acquire all of the outstanding shares of NetManage (Nasdaq: NETM) that they or their affiliates do not already own for $5.25 per share in cash. The proposal represents a premium of approximately 17% over NetManage's per share closing price on August 30, 2006. The non-binding offer was made in a letter to the board of directors of NetManage.

Bryant Riley, Managing Member of Riley Investment Management LLC, and Daniel Zeff, Managing Partner of Zeff Capital Partners, said: "We believe that our proposal presents a compelling opportunity for the NetManage shareholders."

The proposal is subject to the negotiation of a mutually acceptable acquisition agreement, among other conditions enumerated in the letter. A copy of the letter will be attached to a filing by Riley Investment Management LLC with the Securities and Exchange Commission.